                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                               (Amendment No. 2)*
                                       of
                           Tweedy, Browne Company LLC

                                  SCHEDULE 13D
                               (Amendment No. 2)*
                                       of
                               TBK Partners, L.P.

                    Under the Securities Exchange Act of 1934

                          TRANSFINANCIAL HOLDINGS INC.
                                (Name of Issuer)

                     Common Stock, Par Value $.01 PER SHARE
                         (Title of Class of Securities)

                                    89365P106
                                 (CUSIP Number)

                                 John D. Spears
                              52 Vanderbilt Avenue
                            New York, New York 10017
                                 (212) 916-0600
                 (Name, Address and Telephone Number of Persons
                Authorized to Receive Notices and Communications)

                                 AUGUST 26, 1998
             (Date of Event which Required Filing of this Statement)


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If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all the provisions of the Act (however, see the Notes).

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---------------------------                          ---------------------------
  CUSIP No.  89365P106            SCHEDULE 13D        Page ____ of ____ Pages
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        Tweedy, Browne Company LLC ("TBC")
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

        00
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                         7.  SOLE VOTING POWER. TBC has sole voting power with
                             respect to 435,810 shares held in certain TBC
                             Accounts (as hereinafter defined). Additionally,
                             certain of the general partners of TBC may be
                             deemed to have sole power to vote certain shares as
                             more fully set forth herein.
  NUMBER OF              -------------------------------------------------------
   SHARES                8.  SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                   0 shares
    EACH                 -------------------------------------------------------
 REPORTING               9.  SOLE DISPOSITIVE POWER
  PERSON
   WITH:                     0 shares, except that certain of the general
                             partners of TBC may be deemed to have sole power
                             to dispose of certain shares as more fully set
                             forth herein.
                         -------------------------------------------------------
                         10. SHARED DISPOSITIVE POWER

                             440,715 shares held in accounts of TBC
                             (as herein defined)
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        440,715 shares
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [x]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        7.31%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

        BD, IA & 00
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT


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---------------------------                          ---------------------------
  CUSIP No.  89365P106            SCHEDULE 13D        Page     of    Pages
--------------------------------------------------------------------------------
1.      NAME OF REPORTING PERSON
        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

        TBK Partners, L.P. ("TBK")
--------------------------------------------------------------------------------
2.      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a) [ ]
                                                                        (b) [X]
--------------------------------------------------------------------------------
3.      SEC USE ONLY

--------------------------------------------------------------------------------
4.      SOURCE OF FUNDS*

        00
--------------------------------------------------------------------------------
5.      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
        ITEMS 2(d) or 2(e)                                                  [ ]
--------------------------------------------------------------------------------
6.      CITIZENSHIP OR PLACE OF ORGANIZATION

        Delaware
--------------------------------------------------------------------------------
                         7.  SOLE VOTING POWER.

                             7,700 shares, except that the general partners in
                             TBK, solely by reason of their positions as such,
                             may be deemed to have shared power to vote these
                             shares
  NUMBER OF              -------------------------------------------------------
   SHARES                8.  SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                   0 shares
    EACH                 -------------------------------------------------------
 REPORTING               9.  SOLE DISPOSITIVE POWER
  PERSON
   WITH:                     7,700 shares, except that certain of the general
                             partners in TBK, solely by reason of their
                             positions as such, may be deemed to have shared
                             power to vote these shares.
                         -------------------------------------------------------
                         10. SHARED DISPOSITIVE POWER

                             0 shares
--------------------------------------------------------------------------------
11.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        7,700 shares
--------------------------------------------------------------------------------
12.     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                            [ ]
--------------------------------------------------------------------------------
13.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        0.13%
--------------------------------------------------------------------------------
14.     TYPE OF REPORTING PERSON*

        PN
================================================================================

                     *SEE INSTRUCTIONS BEFORE FILLING OUT


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PRELIMINARY NOTE

     The persons filing this Amendment No. 2 are (i) Tweedy, Browne Company LLC ("TBC"), a Delaware limited liability company and (ii) TBK Partners, L.P. ("TBK"), a Delaware limited partnership. This Amendment No. 2 amends a Statement on Schedule 13D filed by TBC and TBK dated May 21, 1998( the "Statement"). The filing of this Amendment No. 2 should not be deemed an admission that TBC and TBK comprise a group within the meaning of Section 13(d) (3) of the Securities and Exchange Act of 1934, as amended (the "Act").

     This Amendment No. 2 relates to the Common Stock, $.01 par value (the "Common Stock"), of Transfinancial Holdings Inc. (the "Company"), which, to the best knowledge of the persons filing this Amendment No. 2, is a company organized under the laws of Delaware, with its principal executive offices at 8245 Nieman Road, Suite 100, Lenexa, Kansas 66214.

     This Amendment No. 2 contains information regarding shares of Common Stock that may be deemed to be beneficially owned by TBC. Such shares are held in the accounts of various customers of TBC, with respect to which it has obtained sole or shared voting power.

     Other than as set forth below, to the best knowledge of TBC and TBK, there has been no material change in the information set forth in response to Items 1,2,4,6 and 7 of the Statement, as amended. Accordingly, those Items are omitted from this Amendment No. 2.

ITEM 3.  SOURCE AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

     As of the date hereof, the number of shares with respect to which TBC may be deemed to be the beneficial owner is 440,715 shares of Common Stock (the "TBC Shares"), all of which shares were purchased in open market transactions. The aggregate cost of the TBC Shares, including brokerage commissions, was $3,992,808.

     The TBC Shares are held in the TBC Accounts, the funds therefor coming from the funds on hand in each individual managed account and in certain instances from standard margin account borrowings from brokerage accounts maintained at U.S. Clearing. It is expected that funds used by the TBC Accounts to purchase additional shares of Common Stock, if additional shares are purchased by the TBC Accounts (see Item 4 hereof), will come from the funds on hand for each individual managed account, which funds on hand at any time and from time to time may include, among others, funds borrowed pursuant to margin accounts maintained at U.S. Clearing. Borrowings made by certain TBC Accounts pursuant to such margin accounts are secured by margin securities owned by the respective accounts, including some of the TBC Shares. Interest on outstanding borrowings under such margin accounts ranges from 1/2% to 2% over the brokers' call rate in effect from time to time at Chase Manhattan Bank, New York, New York, depending upon the amount of outstanding borrowings at any given time.

     As of the date hereof, TBK beneficially owns directly 7,700 shares of Common Stock (the "TBK Shares"), all of which shares were purchased in open market transactions. The aggregate cost of the TBK Shares, including brokerage commissions, was $ 65,803.

     It is expected that funds used by TBK to purchase additional shares of Common Stock, if additional shares are purchased by TBK (see Item 4 hereof), will come from TBK's general funds, which include cash and cash equivalents on hand and in banks.

     TBK's general funds have included, and it is expected that they will from time to time include, funds borrowed by it pursuant to an understanding with Chase Manhattan Bank. As of the date hereof, TBK has a loan outstanding with Chase Manhattan Bank in the amount of $20,000. Borrowings made by TBK pursuant to that understanding bear interest at the brokers' call rate in effect from time to time at Chase Manhattan Bank. TBK's funds may also include funds borrowed pursuant to a Line of Credit Agreement between TBK and Boston Safe Deposit and Trust Company. Pursuant to the Line of Credit Agreement, TBK may borrow up to $15,000,000 at the brokers' call rate charged from time to time by
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Boston Safe Deposit & Trust Company. Borrowings made by TBK pursuant to its understandings with Chase Manhattan Bank and the Line of Credit Agreement with Boston Safe Deposit and Trust Company are secured by securities owned by TBK; such borrowings are not secured by any TBK Shares. No borrowings from Chase Manhattan Bank or Boston Safe Deposit and Trust Company were made for the purpose of acquiring the TBK Shares. TBK reserves the right to include all or any of the shares of Common Stock owned by it at any time or from time to time, among the securities that serve as collateral for such borrowings, subject to compliance with any applicable statutes and regulations.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

     (a) As of the date hereof, TBC may be deemed to be the beneficial owner of an aggregate of 440,715 shares of Common Stock, which constitutes approximately 7.31% of the 6,031,000 shares of Common Stock which TBC believes to be the total number of shares of Common Stock outstanding. The TBC Shares are held in the TBC Accounts.

     As of the date hereof, TBK beneficially owns directly 7,700 shares of Common Stock, which constitutes approximately 0.13% of the 6,031,000 shares of Common Stock which TBK believes to be the total number of shares of Common Stock outstanding.

     Each of TBC and TBK disclaims that it is the beneficial owner of any of the shares of Common Stock held in the TBC Accounts. The aggregate number of shares of Common Stock with respect to which TBC and TBK could be deemed to be the beneficial owner as of the date hereof, is 448,415 shares, which constitutes approximately 7.44% of the 6,031,000 shares of Common Stock, which the filing persons believe to be the total number of shares of Common Stock outstanding, but nothing contained herein shall be construed as an admission that TBC is the beneficial owner of any of the TBC Shares.

     The aggregate number of shares and percentage of Common Stock with respect to which each of the General Partners and Members may be deemed to be the beneficial owner by reason of his being a general partner of TBK, or a member of TBC, is 448,415 shares, which constitutes approximately 7.44% of the 6,031,000 shares of Common Stock outstanding. The aggregate number of shares and percentage of Common Stock with respect to which Thomas P. Knapp may be deemed to be a beneficial owner by reason of his being a general partner of TBK is 7,700 shares of Common Stock which constitutes approximately 0.13% of the 6,031,000 shares of Common Stock outstanding. However, nothing contained herein shall be construed as an admission that any of the General Partners or Thomas P. Knapp is the beneficial owner of any shares of Common Stock, except as set forth herein as expressly and admittedly being beneficially owned by a particular General Partner or Thomas P. Knapp.

     Each of TBC and TBK disclaims beneficial ownership of Common Stock held by the other. Except as described herein, to the best knowledge of TBC and TBK, no person who may be deemed to comprise a group with any of TBC and TBK, or any other person named in Item 2 hereof, beneficially owns any shares of Common Stock.

     (b) TBC has investment discretion with respect to 440,715 shares of Common Stock held by the TBC Accounts and has sole power to dispose or direct the disposition of all of such shares. Of these shares of Common Stock, TBC has sole power to vote or to direct the voting of 435,810 shares of Common Stock held in certain TBC Accounts.

     Each of the Members of TBC, solely by reason of their positions as such, may be deemed to have (i) shared power to dispose of or to direct the disposition of all of the shares of Common Stock held in the TBC Accounts; and
(ii) shared power to vote or direct the vote of 435,810 shares of Common Stock held in certain TBC Accounts.


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     TBK has the sole power to vote or direct the voting of and dispose or direct the disposition of the TBK Shares. Each of the General Partners and Thomas P. Knapp, solely by reason of their positions as general partners, may be deemed to have shared power to vote or direct the vote of and to dispose or direct the disposition of the TBK Shares.

     (c) Transactions in Common Stock effected by TBC and TBK since July 20, 1998, the date of the filing persons' last filing on Schedule 13D and ended as of the date hereof are set forth below:

                       NO OF SHARES        NO OF SHARES              PRICE
TBC ACCOUNTS           PURCHASED           SOLD                      PER SHARE

07/20/98                 1,800                                       $ 9 1/8
07/21/98                 5,500                                       $ 9 1/8
07/22/98                 8,100                                       $ 9 3/16
07/28/98                                    135                      $ 9 1/8
07/28/98                   800                                       $ 9 1/8
07/29/98                 5,000                                       $ 9 18
07/30/98                 5,600                                       $ 9 1/8
07/31/98                 2,000                                       $ 9 1/8
08/03/98                 2,400                                       $ 9
08/04/98                 1,000                                       $ 9
08/06/98                 2,500                                       $ 8 3/4
08/17/98                   800                                       $ 8 1/2
08/18/98                                    945                      $ 8 1/4
08/19/98                 9,000                                       $ 8
08/20/98                 4,800                                       $ 7 15/16
08/21/98                 2,500                                       $ 7 3/4
08/24/98                 1,300                                       $ 7 5/8
08/26/98                 1,600                                       $ 7 3/8

TBK:

08/13/98                 7,500                                       $ 8 1/2


     (d) To the best knowledge of TBC, each of the persons maintaining an account with TBC has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock held in said person's TBC Account.

     To the best knowledge of TBK, no person other than TBK has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the TBK Shares, except that the General Partners and Thomas P. Knapp may be deemed to have such rights and powers solely by reason of being general partners in TBK.

     (e) Not applicable.


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                                    SIGNATURE

     Each of Tweedy, Browne Company LLC, and TBK Partners, L.P., after reasonable inquiry and to the best of its knowledge and belief, hereby certifies that the information set forth in this Statement is true, complete and correct.

                                      TWEEDY, BROWNE COMPANY LLC

                                      By  /s/ Christopher H. Browne
                                         ------------------------------
                                         Christopher H. Browne
                                         Member

                                      TBK PARTNERS, L.P.

                                      By  /s/ Christopher H. Browne
                                         ------------------------------
                                         Christopher H. Browne
                                         General Partner

Dated: September 1, 1998